Exhibit 99.(m)(2)

AMERICAN BEACON SELECT FUNDS

DISTRIBUTION PLAN

AMENDED AND RESTATED SCHEDULE A

As noted in Paragraph 1 of the American Beacon Select Funds Distribution Plan, the following Funds have adopted the American Beacon Select Funds Distribution Plan:

Series	Distribution Fee (As a Percentage of Average Daily Net Assets of the Fund)
American Beacon AHL Trend ETF	0.25%
American Beacon GLG Natural Resources ETF	0.25%

Dated: January 17, 2024.